November 5, 2019

R. Steve Kinsey
Chief Financial Officer and Chief Administrative Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

       Re: Flowers Foods, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 20, 2019
           File No. 001-16247

Dear Mr. Kinsey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing